$$/BREAK/SECTION=EX12_1/ELEMENT=1/$$END

HEI Exhibit 12.1

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Three months ended March 31	2003 (1)	2003 (2)	2002 (1)	2002 (2)

(dollars in thousands)
Fixed charges
Total interest charges (3)	$36,887	$51,317	$36,471	$56,643
Interest component of rentals	1,047	1,047	1,087	1,087
Pretax preferred stock dividend requirements of subsidiaries	779	779	791	791
Preferred securities distributions of trust subsidiaries	4,009	4,009	4,009	4,009

Total fixed charges	$42,722	$57,152	$42,358	$62,530

Earnings
Pretax income	$38,028	$38,028	$42,695	$42,695
Fixed charges, as shown	42,722	57,152	42,358	62,530
Interest capitalized	(443)	(443)	(355)	(355)

Earnings available for fixed charges	$80,307	$94,737	$84,698	$104,870

Ratio of earnings to fixed charges	1.88	1.66	2.00	1.68

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

(3)	Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI’s consolidated statements of income.